Mail Stop 6010

July 10, 2007

Mark Morrisson
Chief Executive Officer and Managing Director
Universal Biosensors, Inc.
103 Ricketts Road
Mt Waverley, 3149, Victoria
Australia

   RE: **Universal Biosensors, Inc.**
      Registration Statement on Form 10
      Filed April 30, 2007
      File No. 000-52607

Dear Mr. Morrisson:

  We have completed our review of your Form 10 and related filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief Accountant